OFFER TO PURCHASE

For Cash Up to 2,542,026 of the Issued and Outstanding Shares of Common Stock
of
Aberdeen Chile Fund, Inc.
at 99% of Net Asset Value Per Share
by
Aberdeen Chile Fund, Inc.

THE OFFER TO PURCHASE WILL EXPIRE AT 11:59 P.M.,
EASTERN TIME ON MAY 28, 2010, UNLESS THE OFFER IS EXTENDED.

THIS OFFER IS SUBJECT TO IMPORTANT TERMS AND CONDITIONS,
INCLUDING THE CONDITIONS OUTLINED IN THE OFFER TO PURCHASE
DATED APRIL 30, 2010 AND IN THE LETTER OF TRANSMITTAL DATED APRIL 30, 2010.

April 30, 2010

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We are enclosing herewith the materials listed below relating to the Offer to Purchase, dated April 30, 2010 (the "Offer to Purchase"), of Aberdeen Chile Fund, Inc., a non-diversified, closed-end equity fund incorporated under the laws of the state of Maryland (the "Fund"), and a related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"), pursuant to which the Fund is offering to purchase up to 2,542,026 (approximately 25%) of its issued and outstanding shares of common stock, par value $0.001 per share (the "Shares"). As of April 23, 2010, 10,168,105 Shares were outstanding. The offer is to purchase Shares for cash, subject to adjustment for fractional shares and odd lots, at a price equal to 99% of the net asset value ("NAV") per Share determined as of the close of the regular trading session of the NYSE AMEX, the principal market on which the Shares are traded, on the business day immediately following the day the offer expires (the "Purchase Pricing Date"). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

The Offer will expire at 11:59 p.m., Eastern time on May 28, 2010 (the "Expiration Date"), unless the Fund, in its sole discretion, extends the period during which the Offer is open, in which case Expiration Date shall mean the time and date on which the Offer, as so extended by the Fund, shall expire. The purchase price, subject to adjustment for fractional shares and odd lots, is to be paid in cash at a price equal to 99% of the NAV per Share determined as of the close of the regular trading session of the NYSE AMEX on the Purchase Pricing Date.

We are asking you to contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible. We will not pay any fees or commissions to any broker, dealer or other person (other than Computershare Trust Company, N.A. (the "Depositary") or The Altman Group (the "Information Agent")) for soliciting tenders of Shares pursuant to the Offer. The Fund will however, upon request, reimburse you for reasonable and customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Fund will pay all transfer taxes on its purchase of Shares, subject to Instruction 7, "U.S. Securities Transfer Taxes," of the Letter of Transmittal. HOWEVER, BACKUP WITHHOLDING AT A 28% RATE MAY BE REQUIRED UNLESS EITHER AN EXEMPTION IS PROVED OR THE REQUIRED TAXPAYER IDENTIFICATION INFORMATION AND CERTIFICATIONS ARE PROVIDED. SEE SECTION 14, "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" OF THE OFFER TO PURCHASE AND INSTRUCTION 12, "BACKUP WITHHOLDING" OF THE LETTER OF TRANSMITTAL.

For your information and for forwarding to your clients, we are enclosing the following documents:

1.  The Offer to Purchase dated April 30, 2010;

2.  The Letter of Transmittal for your use and to be provided to your clients;

3.  Notice of Guaranteed Delivery;

4.  Form of letter to clients that may be sent to your clients for whose accounts you hold Shares registered in your name (or in the name of your nominee); and

5.  Return envelope addressed to Computershare Trust Company, N.A.

The Offer is not being made to, nor will the Fund accept tender of Shares from, or on behalf of, owners of Shares in any jurisdiction in which the making of the Offer or its acceptance would not comply with the securities or "blue sky" laws of that jurisdiction.

As described in the Offer to Purchase under Section 4, "Procedures for Tendering Shares for Purchase," tenders may be made without the concurrent deposit of stock certificates if: (1) such tenders are made by or through a broker or dealer that is a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, or a commercial bank or trust company having an office, branch, or agency in the United States; and (2) certificates for Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility (as defined in the Letter of Transmittal)), together with a properly completed and duly executed Letter of Transmittal, and all other documents required by the Letter of Transmittal, are received by the Depositary on the third NYSE AMEX trading day after the date of receipt by the Depositary of a properly completed and duly executed Notice of Guaranteed Delivery.

AS DESCRIBED IN THE OFFER, THE FUND WILL, IF THE OFFER IS COMPLETED, PURCHASE ALL SHARES FROM SHAREHOLDERS WHO OWN BENEFICIALLY OR OF RECORD AN AGGREGATE OF NOT MORE THAN 99 SHARES AND TENDER ALL OF THEIR SHARES. IF SUCH A TENDER IS MADE BY A BROKER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE FOR BENEFICIAL OWNER(S) OF SHARES WITH RESPECT TO WHICH IT IS THE RECORD HOLDER, SUCH BROKER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST REPRESENT AND WARRANT IN THE LETTER OF TRANSMITTAL THAT IT BELIEVES, BASED UPON REPRESENTATIONS MADE TO IT BY SUCH BENEFICIAL OWNER(S), THAT EACH SUCH PERSON OWNS NOT MORE THAN 99 SHARES AND IS TENDERING ALL OF SUCH SHARES.

NEITHER THE FUND NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ANY SHARES.

For additional information or copies of the enclosed material, please contact the Information Agent at 877-297-1738.

Very truly yours,
Aberdeen Chile Fund, Inc.

By:

Name:  Christian Pittard
Title:  President

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CAUSE YOU OR ANY OTHER PERSON TO BE THE AGENT OF ABERDEEN CHILE FUND, INC., THE INFORMATION AGENT, OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS OR USE ANY MATERIAL ON THEIR BEHALF WITH RESPECT TO THE OFFER, OTHER THAN THE MATERIAL ENCLOSED HEREWITH AND THE STATEMENTS SPECIFICALLY SET FORTH IN SUCH MATERIAL.